October 1, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

Attention: Ms. April Sifford Dear Ms. Sifford:

Re: FEC Resources Inc. Form 20 F for the Fiscal Year Ended December 31, 2006 Filed July 13, 2007 File No. 000-17729

Further to our last letter, we are still awaiting comments from our auditors but have been told we will have them this week so that we can file by next Monday.

Yours truly, FEC Resources Inc.

“signed”

Riaz Sumar Director and Chief Financial Officer